UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Buenos Aires, August 11th, 2015

Results for the six-month period and quarter ended on June 30th, 2015

Pampa Energía S.A. (‘Pampa’ or the ‘Company’) announces the results for the six-month period and quarter ended on June 30th, 2015.

Stock Information

Pampa Energía S.A., the largest integrated electricity company in Argentina that, through its subsidiaries, participates in the generation, transmission and distribution of electricity, as well as natural gas transportation and production, announces the results for the six-month period and quarter ended on June 30, 2015:

Consolidated sales revenues of AR$3,457.6 million[1] for the six-month period ended on June 30, 2015, 18.4% higher than the AR$2,921.4 million for the same period of 2014, primarily explained by increases of 25.2% (AR$263.8 million) in generation, 6.5% (AR$114.8 million) in distribution and 137.2% (AR$180.1 million) in oil and gas, partially offset by a decrease of 3.3% (AR$1.0 million) in the holding and others segment.

Adjusted consolidated EBITDA[2] of AR$1,693.3 million for the six-month period ended on June 30, 2015, compared to AR$27.1 million for the same period of 2014, mainly due to increases of AR$125.4 million in generation, AR$1,368.2 million in distribution and AR$196.0 million in oil and gas, partially offset by a decrease of AR$12.0 million and AR$11.4 million in the transmission and holding and others segments, respectively.

Consolidated profit of AR$1,365.1 million during the six-month period ended on June 30, 2015, of which a profit of AR$963.0 million is attributable to the owners of the Company, compared to a AR$80.4 million loss attributable to the owners of the Company in the same period of 2014, explained by profits of AR$258.1 million in generation, AR$28.6 million in transmission, AR$254.8 million in distribution, AR$28.5 million in oil and gas and AR$393.0 million in the holding and others segment.

Buenos Aires Stock Exchange Ticker: PAMP
New York Stock Exchange Ticker: PAM 1 ADS = 25 ordinary shares

For further information, contact:

Ricardo Torres
Co-CEO

Gustavo Mariani
Co-CEO

Mariano Batistella
Special Projects, Planning and
Investor Relations Officer

Lida Wang
Investor Relations and
Special Projects Associate

Tel +54 (11) 4809-9500

investor@pampaenergia.com www.pampaenergia.com/ir

1 Under the International Financial Reporting Standards (‘IFRS’), we no longer consolidate the Transmission segment, and our net income in said segment is shown in the line ‘Results for participation in joint businesses’. For more information, please refer to section 4 of this Earnings Release.

2 Adjusted consolidated EBITDA represents the consolidated results for continuing activities before net financial results, income taxes, depreciation, amortization, one-time income and expenses, and non-controlling interests, including PUREE proceeds, other non-accrued collections, and other adjustments related to IFRS. For more information, please refer to section 4 of this Earnings Release.

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Main Results for the Second Quarter of 20153:

Consolidated sales revenues of AR$1,757.7 million for the quarter ended on June 30, 2015, 18.0% higher than the AR$1,489.9 million for the same period of 2014, mainly explained by increases of 20.7% (AR$117.8 million) in generation, 5.5% (AR$46.7 million) in distribution,163.5% (AR$113.2 million) in oil and gas and 19.8% (AR$2.8 million) in holding and others segment.

Adjusted consolidated EBITDA of AR$860.2 million, compared to AR$63.4 million loss for the same period of 2014, mainly due to increases of AR$17.3 million in generation, AR$798.3 million in distribution, AR$110.7 million in oil and gas and lesser losses for AR$0.4 million in holding and others, partially offset by a decrease of AR$3.0 million in the transmission segment.

Consolidated profit of AR$203.2 million, of which AR$61.1 million are attributable to the owners of the Company, compared to AR$309.7 million attributable to the owners of the Company in the same period of 2014, explained by profits of AR$121.6 million in generation, AR$25.1 million in transmission, AR$71.1 million in distribution and AR$7.5 million in oil and gas, partially offset by a loss of AR$164.2 million in the holding and others segment.

3 The financial information presented in this document for the quarters ended on June 30, 2015 and of 2014 are based on unaudited financial statements prepared according to the IFRS accounting standards in force in Argentina corresponding to the six-month periods ended on June 30, 2015 and of 2014, and the three-month periods ended on March 31, 2015 and of 2014.

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1.     Relevant Events

1.1 |  Relevant Events Related to Central Térmica Loma de la Lata (‘CTLL’)

1.1.1  Arbitration Award

On June 19, 2015, CTLL was served with the final award regarding the claim held against Isolux Corsan Argentina S.A., Tecna Estudio y Proyectos de Ingeniería S.A., Isolux Corsan Argentina S.A. - Tecna Estudio y Proyectos de Ingeniería S.A. Unión Transitoria de Empresas, Isolux Ingeniería S.A., Tecna Proyectos y Operaciones S.A. e Isolux Ingeniería S.A. - Tecna Proyectos y Operaciones S.A. Unión Temporal de Empresas (the ‘Contractors’), raised under CTLL’s expansion project to combined cycle before the International Court of Arbitration of the International Chamber of Commerce (the ‘ICC’s Arbitral Tribunal’).

In particular, the award issued by the ICC’s Arbitral Tribunal acknowledged certain contractual breaches committed by the Contractors, granting CTLL a compensation for damages in the amount of US$49.3 million.

The pending amount due from Contractors has been narrowed to US$15.1 million as certain reciprocal credits and debits between both parties have been offset.

1.1.2  Issuance of Certified Emission Reductions (‘CERs’)

On May 26, 2015, CTLL was notified by the United Nations Framework Convention on Climate Change (‘UNFCCC’) for the issuance of CERs pertaining CTLL’s combined cycle expansion project under the Clean Development Mechanism, for an amount of 299,052 CERs. Said project was registered on March 11, 2013, and allows CTLL to issue approximately 650,000 CERs per year for 7 years, renewable to a total period of 21 years.

1.1.3  Issuance of Class C Bond Notes

On August 6, 2015, under the Bond Notes Program up to an amount of US$350 million or its equivalent in other currencies, CTLL issued Class C Bonds Notes for AR$258 million, to be paid in a single bullet payment 21 months as from date of issuance. Interest is payable on a quarterly basis and will accrue a fixed rate of 27.75% for the first 6 months and Badlar plus a spread of 450 basis points for the remaining 15 months. The proceeds will be used to partially settle the syndicated loan entered by CTLL in November 2014.

1.2 |  SE Resolution No. 482/15: Increase in the Electricity Generation Remuneration Scheme

On June 10, 2015, the Secretariat of Energy (‘SE’) issued SE Resolution No. 482/15, in which it updates retroactively the remuneration for electricity generation as of February 2015 commercial transactions.

Moreover, SE Resolution No. 482/15 adds internal combustion engines to its remuneration scheme, as well as Remuneration of Non-Recurring Maintenance for hydroelectric generators and an additional concept named Fund for the FONINVEMEM 2015-2018 Investments. The funds obtained under this last concept must exclusively finance projects that have been previously approved by the SE.

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Lastly, Resolution No. 482/15 adds a system of incentives based on energy production and operational efficiency.

1.3 |  Relevant Events Related to Empresa Distribuidora y Comercializadora Norte S.A. (‘Edenor’)

1.3.1  Loan agreement for the Extraordinary Investment Plan

On June 10, 2015, Edenor’s loan agreement for the Extraordinary Investment Plan was extended by order of the SE to CAMMESA for an additional amount of AR$460.1 million. As of June 30, 2015, the amount due under this concept is AR$753.2 million, of which AR$677.8 million correspond to capital and AR$75.4 million to accrued interests.

1.3.2  Wage Increase Agreement

On June 8, 2015, a wage increase agreement was subscribed between the Ministry of Labor, Employment and Social Security, the Electric Utility Union (Luz y Fuerza Capital Federal), the Association of Energy Companies Personnel and Edenor. This agreement established a wage increase by parts equivalent to 29.7% for the period May 2015 to April 2016 and 11.9% for the period from May 2016 to October 2016.

The resolution is extended to contractors whose workers are framed in the collective bargaining agreement of the mentioned unions and labor associations.

1.4 |  Gas Transportation Tariff Increase for Transportadora de Gas del Sur S.A. (‘TGS’)

On June 8, 2015, the National Gas Regulatory Authority (‘ENARGAS’) issued Resolution No. 3,347/15, which grants TGS a tariff increase for gas transportation and operation and maintenance fees of 44.3% and 73.1%, respectively, both retroactive to May 2015.

1.5 |  Relevant Events Related to Petrolera Pampa S.A (‘Petrolera Pampa’)

1.5.1  Addendum to the Investment Agreement between Petrolera Pampa and YPF S.A. (‘YPF’) Related to Rincón del Mangrullo Block (the ‘Block’)

On May 27, 2015, Petrolera Pampa and YPF signed an addendum to the investment agreement dated November 6, 2013 (the ‘Agreement’), in which the parties agreed to amend certain terms and conditions of the Agreement, mainly to add certain investments to those already involved in the Block, and in force as of January 2015.

The main amendments to the Agreement are the following:

i.       The incorporation of other formations not included in the former Agreement, being excluded Vaca Muerta and Quintuco formations;

ii.      Petrolera Pampa shall be entitled to the production of all existing wells in the Block and must meet all investments in surface facilities -estimated in US$75 million for the 2015-2016 period- as well as expenses incurred in the Block’s operation, all based on its ownership stake;

iii.     Petrolera Pampa will invest US$22.5 million for wells drilling in the Mulichinco formation and/or additional surface investments for the 2016-2017 period. Moreover, jointly with YPF, Petrolera Pampa agreed to expand the 2015 drilling plan at the Mulichinco formation for about US$70 million; and

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iv.     Petrolera Pampa will invest in exploratory wells at the Lajas formation, which will involve an investment of US$34 million for the 2016-2017 period.

Therefore, the committed investment of Petrolera Pampa for the period 2014-2017 in the Block would be of around US$350 million. As of June 30, 2015, under this agreement, 52 wells were drilled and US$165 million were invested.

1.5.2  Petrolera Pampa’s Syndicated Loan

On July 27, 2015, Petrolera Pampa entered into a syndicated loan agreement for AR$765 million with a consortium composed by Banco Hipotecario, BACS Banco de Crédito y Securitización, ICBC Argentina and Citibank Argentina. The main terms and conditions are:

•         Amortization: 10 quarterly and consecutive installments, with a 15-month grace period as from the date of disbursement. The first two installments shall be for 5.25% of the capital, the third for 7.5%, the fourth for 11.5% and from the fifth until the tenth for 11.75% of the capital; and

•         Interest rate: Modified Badlar plus a spread of 5.75% for an amount of AR$615 million, and a 30% fixed rate for an amount of AR$150 million, both tranches payable quarterly.

The net proceeds from the syndicated loan will be applied to the expenses agreed under the Investment Agreement with YPF, mentioned in paragraph 1.5.1 of this report.

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2.     Financial Highlights

2.1 |  Consolidated Balance Sheet (AR$ Million)

	As of 06.30.15	As of 12.31.14
ASSETS
Participation in joint businesses	247.0	226.9
Participation in associates	140.6	133.2
Property, plant and equipment	11,073.6	9,218.1
Intangible assets	857.7	872.4
Biological assets	1.9	1.9
Financial assets with a results changing fair value	1,318.4	963.0
Investments at amortized cost	39.8	-
Deferred tax assets	66.0	93.7
Trade receivable and other credits	1,061.5	954.8
Total non-current assets	14,806.4	12,464.0

Biological assets	0.0	0.2
Inventories	181.1	135.6
Financial assets with a results changing fair value	2,057.1	1,028.6
Investments at amortized cost	0.9	-
Trade receivable and other credits	3,430.7	2,896.8
Cash and cash equivalents	244.7	335.2
Total current assets	5,914.6	4,396.4

Total assets	20,721.0	16,860.4

	As of 06.30.15	As of 12.31.14
EQUITY
Share capital	1,314.3	1,314.3
Share premium	347.1	343.0
Statutory reserve	51.5	14.3
Voluntary reserve	977.8	271.8
Director's options reserve	266.1	266.1
Retained earnings	963.0	743.2
Other comprehensive result	(32.0)	(32.2)
Equity attributable to owners of the parent	3,887.8	2,920.4

Non-controlling interests	1,031.0	633.4

Total equity	4,918.9	3,553.8

LIABILITIES
Accounts payable and other liabilities	2,463.9	1,909.4
Borrowings	4,002.8	3,731.3
Deferred revenues	127.0	109.1
Salaries and social security payable	75.1	62.9
Defined benefit plan obligations	220.0	196.6
Deferred tax liabilities	517.2	470.6
Tax payable	343.7	274.7
Provisions	147.6	119.5
Total non-current liabilities	7,897.4	6,873.9

Accounts payable and other liabilities	5,143.4	4,536.5
Borrowings	1,280.6	839.3
Deferred income	0.8	0.8
Salaries and social security payable	718.2	725.3
Defined benefit plan obligations	41.5	26.8
Tax payable	666.6	231.9
Financial derivatives	17.8	47.9
Provisions	35.8	24.2
Total current liabilities	7,904.7	6,432.6

Total liabilities	15,802.1	13,306.6

Total liabilities and equity	20,721.0	16,860.4

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2.2 |  Consolidated Income Statements (AR$ Million)

	1st Semester		2nd Quarter
	2015	2014	2015	2014
Sales revenue	3,457.6	2,921.4	1,757.7	1,489.9
Cost of sales	(3,339.6)	(2,813.9)	(1,762.3)	(1,495.4)

Gross profit	118.0	107.5	(4.6)	(5.5)

Selling expenses	(419.6)	(315.7)	(226.7)	(160.8)
Administrative expenses	(523.1)	(366.8)	(276.1)	(203.8)
Other operating income	202.2	114.8	109.0	74.5
Other operating expenses	(224.7)	(167.5)	(130.7)	(106.9)
Results for participation in joint businesses	28.7	(2.7)	25.1	22.7
Results for participation in associates	7.5	(2.0)	5.6	5.5

Operating income before higher cost recognition and SE Res. No. 32/15	(811.0)	(632.3)	(498.4)	(374.2)

Income Recognition on account of the RTI – SE Res. No. 32/15	2,388.7	-	1,054.8	-
Higher Cost Recognition – SE Res. No. 250/13 and subsequent Notes and SE Res. No. 32/15	186.6	735.5	-	735.5

Operating income	1,764.2	103.2	556.4	361.3

Financial income	128.9	194.1	72.0	147.3
Financial costs	(292.9)	(558.5)	46.9	(303.7)
Other financial results	352.5	(202.0)	(203.8)	98.8
Financial results, net	188.5	(566.4)	(84.9)	(57.6)

Profit before tax	1,952.7	(463.2)	471.5	303.7

Income tax and minimum expected profit tax	(587.5)	68.0	(268.3)	20.8

Net income for the period	1,365.1	(395.2)	203.2	324.6

Attributable to:
Owners of the Company	963.0	(80.4)	61.1	309.7
Non-controlling interests	402.1	(314.8)	142.1	14.9

Net income for the period attributable to the owners of the Company (AR$ per share):
Basic income per share	0.7327	(0.0612)	0.0465	0.2356
Diluted income per share	0.6152	(0.0612)	0.0388	0.2149

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3.     Summary of Operations

3.1 |  Generation Segment

	Hydroelectric		Thermal				Total
Summary of Electricity Generation Assets	HINISA	HIDISA	CTLLL[1]	CTG[2]	CTP	CPB
Installed Capacity (MW)	265	388	553	361	30	620	2,217
Market Share	0.8%	1.2%	1.8%	1.1%	0.1%	2.0%	7.1%

Six-Month Period
Sales 6M15 (GWh)	205	177	1,666	1,009	95	1,635	4,789
Market Share	0.3%	0.3%	2.5%	1.5%	0.1%	2.4%	7.1%
Sales 6M15 (GWh)	206	177	1,666	1,334	95	1,637	5,115

Net Generation 6M14 (GWh)	183	142	1,909	764	66	1,588	4,652
Variation Net Generation 6M15 - 6M14	+12.5%	+24.4%	-12.7%	+32.1%	+44.6%	+3.0%	+2.9%
Sales 6M14 (GWh)	205	165	1,984	1,070	66	1,632	5,122

Average Price 6M15 (AR$ / MWh)	173.3	168.9	313.0	301.1	582.6	148.4	251.6
Average Gross Margin 6M15 (AR$ / MWh)	13.6	1.4	273.2	86.7	n.d.	62.2	133.7
Average Gross Margin 6M14 (AR$ / MWh)	5.0	(1.9)	191.5	73.3	n.d.	47.9	105.8

Second Quarter
Net Generation Q2 15 (GWh)	66	61	744	473	50	764	2,158
Market Share	0.2%	0.2%	2.3%	1.5%	0.2%	2.3%	6.6%
Sales Q2 15 (GWh)	66	61	744	631	50	764	2,316

Net Generation Q2 14 (GWh)	55	35	964	298	26	862	2,240
Variation Net Generation Q2 15 vs. Q2 14	+20.8%	+73.2%	-22.8%	+59.0%	+88.3%	-11.4%	-3.7%
Sales Q2 14 (GWh)	64	43	988	455	26	874	2,449

Average Price Q2 15 (AR$ / MWh)	269.3	251.6	374.6	324.5	582.6	172.6	292.4
Average Gross Margin Q2 15 (AR$ / MWh)	9.1	0.2	334.1	76.7	n.d.	66.3	152.0
Average Gross Margin Q2 14 (AR$ / MWh)	(35.9)	(60.9)	205.1	96.5	n.d.	86.3	130.5

Note: Gross Margin before amortization and depreciation. ¹ The installed capacity of CTLLL includes 178 MW of the combined cycle that began commercial operations on November 1, 2011, for 165 MW. 2 Due to the merger of CTG with EGSSA and EGSSA Holding, CTG’s gross margin considers results for CTP.

The electricity generation for the second quarter of 2015 was 3.7% lower than for same period of 2014, mainly as a result of programmed maintenances and lack of fuel at CPB and CTLL (-318 GWh), partially offset by a higher gas provision at CTG and CTP (+199 GWh) and a greater dispatch of our hydroelectric units (+37 GWh) as a result of higher water input and flow in the area.

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3.2 |  Distribution Segment

							Variation
Type of Customer	2015			2014			% GWh	% Clients
	In GWh	Part. %	Clients	In GWh	Part. %	Clients
Six-Month Period
Residential	4,711	43%	2,450,863	4,502	43%	2,429,998	+4.6%	+0.9%
Commercial	1,856	17%	354,366	1,698	16%	346,786	+9.3%	+2.2%
Industrial	1,823	17%	6,627	1,656	16%	6,443	+10.1%	+2.9%
Wheeling System	2,101	19%	710	2,111	20%	678	-0.5%	+4.7%
Others
Public Lighting	346	3%	22	342	3%	22	+1.2%	-
Shantytowns and Others	201	2%	404	199	2%	394	+0.7%	+2.5%
Total	11,036	100%	2,812,992	10,507	100%	2,784,321	+5.0%	+1.0%

Second Quarter
Residential	2,322	42%	2,450,863	2,283	43%	2,429,998	+1.7%	+0.9%
Commercial	904	17%	354,366	855	16%	346,786	+5.7%	+2.2%
Industrial	900	16%	6,627	831	16%	6,443	+8.3%	+2.9%
Wheeling System	1,047	19%	710	1,033	19%	678	+1.4%	+4.7%
Others
Public Lighting	194	4%	22	190	4%	22	+1.9%	-
Shantytowns and Others	109	2%	404	112	2%	394	-3.0%	+2.5%
Total	5,475	100%	2,812,992	5,304	100%	2,784,321	+3.2%	+1.0%

The electricity sold in GWh during the second quarter of 2015 increased by 3.2% compared to the same period of 2014. Moreover, the number of clients of Edenor rose by 1.0%.

3.3 |  Oil and Gas Segment

Oil & Gas Production	Oil (m3)				Gas ('000 m3)
	Apache	Petrobras	YPF	Total	Apache	Petrobras	YPF	Total
Six-Month Period
6M15	6.5	4.5	8.6	19.7	70.1	370.9	609.9	1,051.0
6M14	10.5	3.3	-	13.8	99.0	364.5	-	463.6
Variation 6M15 - 6M14	-37.8%	+36.2%	n.d.	+42.5%	-29.2%	+1.8%	n.d.	+126.7%

Second Quarter
2T15	6.3	5.0	10.7	21.9	69.2	370.0	757.1	1,196.3
2T14	9.6	4.0	-	13.6	97.9	368.7	-	466.6
Variation 2T15 - 2T14	-35.1%	+25.0%	n.d.	+61.1%	-29.2%	+0.3%	n.d.	+156.4%

The oil and gas production during the second quarter of 2015 increased by 61.1% and 156.4%, respectively, compared to the same period of 2014, mainly due to Petrolera Pampa’s association with YPF.

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4.     Analysis of the Second Quarter 2015 Results Compared to the Same Period of 2014

Consolidated sales revenues of AR$1,757.7 million for the quarter ended on June 30, 2015, 18.0% higher than the AR$1,489.9 million for the same period of 2014, mainly explained by increases of 20.7% (AR$117.8 million) in generation, 5.5% (AR$46.7 million) in distribution,163.5% (AR$113.2 million) in oil and gas and 19.8% (AR$2.8 million) in holding and others segment.

Adjusted consolidated EBITDA of AR$860.2 million, compared to AR$63.4 million loss for the same period of 2014, mainly due to increases of AR$17.3 million in generation, AR$798.3 million in distribution, AR$110.7 million in oil and gas and lesser losses for AR$0.4 million in holding and others, partially offset by a decrease of AR$3.0 million in the transmission segment.

Consolidated profit of AR$203.2 million, of which AR$61.1 million are attributable to the owners of the Company, compared to AR$309.7 million attributable to the owners of the Company in the same period of 2014, explained by profits of AR$121.6 million in generation, AR$25.1 million in transmission, AR$71.1 million in distribution and AR$7.5 million in oil and gas, partially offset by a loss of AR$164.2 million in the holding and others segment.

Adjusted Consolidated EBITDA Calculation

The following table shows the adjustments and conciliations for the Adjusted Consolidated EBITDA calculation:

In AR$ million	6M15	6M14	Q2 15	Q2 14
Consolidated operating income	1,764.2	103.2	556.4	361.3
Consolidated depreciations and amortizations	298.0	205.1	164.3	102.3
Consolidated EBITDA under IFRS standards	2,062.3	308.3	720.7	463.6

Adjustments from generation segment:
CTLL's collection from insurance compensation	-	(0.1)	-	-
Tax Recovery on Gross Income	-	(37.9)	-	(37.9)
Adjustments from transmission segment:
Instrumental Agreement / Renewal Agreement	61.1	97.0	7.9	34.8
Consolidation effects from participation in joint businesses	83.4	91.1	57.0	35.8
Operating result from transmission segment	65.7	34.7	70.9	34.5
Depreciations and amortizations from transmission segment	22.4	21.5	11.3	10.8
Results for Fourth Line Project	23.9	32.2	-	13.1
Results for participation in joint businesses	(28.6)	2.8	(25.1)	(22.6)
Adjustments from distribution segment:
PUREE penalty system	25.6	224.7	-	114.3
Delay charges	23.9	20.9	12.6	10.4
Higher Cost Recognition – SE Res. No. 250/13 and subsequent Notes and SE Res. No. 32/15	(186.6)	(735.5)	-	(735.5)
Decrease on loans for higher salary costs/Reporting Adjustment - SE Res. No. 32/15	(447.4)	-	17.4	-
Adjustments from Oil and Gas segment:
Executive Compensation Agreement	78.6	56.7	50.2	56.7
Adjustments from holding and others segment:
Results for participation in associates	(7.5)	2.0	(5.6)	(5.5)

Consolidated adjusted EBITDA	1,693.3	27.1	860.2	(63.4)

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4.1 |  Analysis of Generation Segment

	1st Semester			2nd Quarter
Generation Segment, Consolidated (AR$ million)	2015	2014	∆ %	2015	2014	∆ %
Sales revenue	1,312.6	1,048.8	+25.2%	688.2	570.4	+20.7%
Cost of sales	(671.9)	(558.2)	+20.4%	(368.2)	(278.3)	+32.3%
Gross profit	640.7	490.6	+30.6%	320.0	292.0	+9.6%
Selling expenses	(10.4)	(6.7)	+54.7%	(5.1)	10.3	NA
Administrative expenses	(118.2)	(84.9)	+39.1%	(55.5)	(43.5)	+27.8%
Other operating income	12.6	58.4	-78.4%	12.2	43.8	-72.1%
Other operating expenses	(31.5)	(35.1)	-10.4%	(13.6)	(12.0)	+13.4%
Operating income	493.4	422.3	+16.8%	257.9	290.7	-11.3%
Finance income	118.6	68.1	+74.1%	66.1	30.5	+116.9%
Finance costs	(166.1)	(129.4)	+28.3%	(85.9)	(59.3)	+44.9%
Other financial results	(58.7)	(265.7)	-77.9%	(44.2)	(17.5)	+152.3%
Profit before tax	387.2	95.2	NA	193.8	244.3	-20.7%
Income tax and minimum expected profit tax	(107.1)	29.6	NA	(61.3)	(18.4)	+233.0%
Net income for the period	280.1	124.8	+124.4%	132.5	225.9	-41.3%
Attributable to:
Owners of the Company	258.1	113.9	+126.7%	121.6	212.8	-42.9%
Non-controlling interests	22.0	11.0	+100.5%	10.9	13.1	-16.9%

Adjusted EBITDA	574.6	449.2	+27.9%	301.8	284.5	+6.1%

•         During the second quarter of 2015, the gross margin from our generation segment recorded a gross profit of AR$320.0 million, 9.6% higher than the same period of 2014, mainly due to the updated higher remuneration by the application of SE Resolution No. 482/154 and the nominal FX variation which impacts our Energía Plus and SE Resolution No. 220/07 power supply contracts, partially offset by a lower total energy dispatch (-82 GWh).

•         Net operating costs increased 53.9% compared to the same period in 2014, mainly due to larger gas consumptions and a higher gas price in pesos as a result of the variation in the nominal exchange rate, as well as higher operating and labor costs.

•         Net financial results losses increased by AR$17.7 million compared to Q2 14, recording a loss of AR$64.1 million, mainly due to losses from holdings of financial instruments and interests from financial liabilities, partially offset by minor losses from net exchange rate differences.

•         The adjusted EBITDA increased 6.1% compared to the same period in 2014, mainly due to the updated higher remuneration from SE Resolution No. 482/15 and the nominal FX variation which impacts our Energía Plus and SE Resolution No. 220/07 power supply contracts, partially offset by higher operating costs and a lower electricity dispatch.

4 For further detail see section 1.2 of this Earnings Release.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	11

4.2 |  Analysis of Transmission Segment

	1st Semester			2nd Quarter
Transmission Segment, Consolidated (AR$ million)	2015	2014	∆ %	2015	2014	∆ %
Sales revenue	412.0	311.9	+32.1%	252.0	169.9	+48.4%
Cost of sales	(285.5)	(227.7)	+25.4%	(149.7)	(112.7)	+32.8%
Gross profit	126.5	84.1	+50.3%	102.3	57.2	+79.0%
Administrative expenses	(54.3)	(39.3)	+38.2%	(28.4)	(20.7)	+36.9%
Other operating income	0.2	-	NA	0.0	-	NA
Other operating expenses	(6.7)	(10.6)	-37.1%	(3.1)	(2.1)	+45.9%
Operating income	65.7	34.3	+91.8%	70.9	34.3	+106.5%
Finance income	90.5	112.0	-19.2%	39.6	57.9	-31.6%
Finance costs	(29.5)	(27.7)	+6.8%	(15.9)	(14.2)	+12.5%
Other financial results	(34.0)	(109.4)	-68.9%	(16.3)	(8.9)	+84.0%
Profit before tax	92.7	9.3	NA	78.3	69.2	+13.1%
Income tax and minimum expected profit tax	(33.5)	(11.9)	+182.1%	(27.8)	(24.5)	+13.7%
Net income for continuing operations	59.2	(2.6)	NA	50.4	44.7	+12.7%
Adjustment for non-controlling participation in joint businesses	(30.6)	(0.2)	NA	(25.3)	(22.1)	+14.7%
Net income for the period	28.6	(2.8)	NA	25.1	22.6	+10.8%
Attributable to:
Owners of the Company	28.6	(2.8)	NA	25.1	22.6	+10.8%
Non-controlling interests	-	-	NA	-	-	NA

Adjusted EBITDA	173.0	185.0	-6.5%	90.1	93.1	-3.3%

•         The first quarter of 2015 includes sales of AR$177.6 million corresponding to the application of the Instrumental and Renewal Agreements signed by SE and ENRE, compared to AR$27.2 million in the same period of 2014.

•         The operating profit of our transmission segment increased by 106.5% (AR$36.5 million) compared to the second quarter of 2014, mainly due to a greater retroactive recognition of the Instrumental Agreement, partially offset by lower income from non-regulated services and a raise in labor costs.

•         The profit from Net financial results decreased by AR$27.5 million compared to Q2 14 mainly because of lower accrual of interests in Q2 15, which correspond to the application of the Instrumental and Renewal Agreements, for an amount of AR$27.2 million compared to AR$38.1 million accrued during the same period of 2014, partially offset by minor losses from net exchange rate differences.

•         Adjusted EBITDA includes the difference between collected amounts and accrued sales corresponding to CAMMESA’s credit regarding the Instrumental Agreement for AR$7.9 million for the second quarter of 2015 vs. AR$34.8 million in the same period of 2014. It is noteworthy that as from January 1, 2015 Transener stopped recording recurring financial income on the Fourth Line’s retroactive canon (AR$13.1 million in the Q2 14). Thus, Transener requested the ENRE the adequacy of the concept of operation and maintenance, which is currently recorded as sales.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	12

4.3 |  Analysis of Distribution Segment

	1st Semester			2nd Quarter
Distribution Segment, Consolidated (AR$ million)	2015	2014	∆ %	2015	2014	∆ %
Sales revenue	1,868.0	1,753.2	+6.5%	899.4	852.7	+5.5%
Cost of sales	(2,533.8)	(2,230.6)	+13.6%	(1,302.9)	(1,197.8)	+8.8%
Gross profit	(665.8)	(477.4)	+39.5%	(403.5)	(345.1)	+16.9%
Selling expenses	(366.7)	(280.3)	+30.8%	(195.3)	(147.2)	+32.7%
Administrative expenses	(309.3)	(208.8)	+48.1%	(171.0)	(116.3)	+47.1%
Other operating income	44.6	16.6	+168.8%	17.6	8.5	+108.3%
Other operating expenses	(156.7)	(108.8)	+44.0%	(92.4)	(72.7)	+27.2%
Results for participation in joint businesses	0.0	0.0	-75.2%	0.0	0.0	-75.2%
Operating income before higher cost recognition and SE Res. No. 32/15	(1,453.9)	(1,058.7)	+37.3%	(844.6)	(672.8)	+25.5%
Income Recognition on account of the RTI – SE Res. No. 32/15	2,388.7	-	NA	1,054.8	-	NA
Higher Cost Recognition – SE Res. No. 250/13 and subsequent Notes and SE Res. No. 32/15	186.6	735.5	-74.6%	-	735.5	-100.0%
Operating income	1,121.3	(323.1)	NA	210.2	62.8	+234.9%
Finance income	37.6	148.3	-74.6%	19.5	127.9	-84.7%
Finance costs	(21.0)	(389.3)	-94.6%	188.2	(219.1)	NA
Other financial results	(80.8)	(427.0)	-81.1%	(23.3)	(29.5)	-20.8%
Profit before tax	1,057.1	(991.1)	NA	394.6	(57.9)	NA
Income tax and minimum expected profit tax	(451.0)	44.0	NA	(200.0)	29.9	NA
Net income for the period	606.1	(947.1)	NA	194.6	(28.0)	NA
Attributable to:
Owners of the Company	254.8	(615.5)	NA	71.1	(38.9)	NA
Non-controlling interests	351.2	(331.7)	NA	123.5	10.8	NA

Adjusted EBITDA	675.6	(692.6)	NA	311.4	(486.9)	NA

•         During the second quarter of 2015, net sales rose by 5.5% compared to Q2 14, mainly due to higher electricity sales in GWh and to the application of ENRE Resolution No. 347/2012 by which Edenor collected an amount of AR$117.2 million.

•         The cost of sales, administration and selling expenses, and other net operating results excluding energy purchases, rose by 19.9% compared to the second quarter of 2014, mainly explained by a rise in operating, labor and third party costs. The electricity purchases during Q2 15 increased 1.7% compared to Q2 14.

•         Operating income increased by AR$147.4 million compared to Q2 14, mainly due to the application of SE Resolution No. 32/15, which accrued income on account of a future Integral Tariff Review for AR$1,054.8 million: AR$942.1 million additional income corresponding to the difference between tariff schedules, AR$130.0 million additional income from PUREE and AR$17.4 million one-time accounting adjustment in concept of higher salary costs. Said increases were partially offset by higher operating costs.

•         Net financial results increased by AR$305.1 million in the Q2 15 registering a profit of AR$184.4 million, mainly due to minor losses from net exchange rate difference and lower interest payable for CAMMESA’s commercial debt.

•         The adjusted EBITDA in Q2 15 for our distribution segment includes collections carried out by Edenor to its clients in concept late payment penalties for AR$12.6 million and an adjustment for the reduction of the higher salary cost recognition of the Res No. 32/15 for AR$17.4 million. The Adjusted EBITDA of the Q2 14 includes an adjustment for AR$114.3 million in concept of PUREE (previously recorded as a liability) and AR$10.4 million in late payment penalties.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	13

4.4 |  Analysis of Oil and Gas Segment

	1st Semester			2nd Quarter
Oil & Gas Segment, Consolidated (AR$ million)	2015	2014	∆ %	2015	2014	∆ %
Sales revenue	311.4	131.3	+137.2%	182.5	69.3	+163.5%
Cost of sales	(188.9)	(61.7)	+206.2%	(115.7)	(32.5)	+256.2%
Gross profit	122.5	69.6	+76.0%	66.7	36.8	+81.5%
Selling expenses	(42.5)	(28.6)	+48.4%	(26.2)	(23.9)	+10.0%
Administrative expenses	(54.2)	(37.4)	+44.9%	(30.7)	(25.2)	+21.9%
Other operating income	144.9	39.5	+267.0%	78.9	22.1	+257.5%
Other operating expenses	(34.8)	(23.0)	+51.2%	(23.2)	(21.9)	+6.2%
Operating income	135.9	20.0	NA	65.5	(12.1)	NA
Finance income	1.2	4.3	-72.6%	1.1	3.6	-68.0%
Finance costs	(130.3)	(64.7)	+101.4%	(71.6)	(37.4)	+91.3%
Other financial results	64.9	47.2	+37.5%	19.4	13.4	+45.1%
Profit before tax	71.7	6.9	NA	14.4	(32.6)	NA
Income tax and minimum expected profit tax	(14.3)	4.9	NA	0.8	14.4	-94.5%
Net income for the period	57.4	11.8	NA	15.2	(18.1)	NA
Attributable to:				-	-
Owners of the Company	28.5	5.9	NA	7.5	(9.1)	NA
Non-controlling interests	28.9	5.9	NA	7.7	(9.1)	NA
				-	-
Adjusted EBITDA	291.9	95.9	+204.3%	164.4	53.7	+206.2%

•         As of the Q2 15, in compliance with the IFRS standards, we began reporting a separate oil and gas segment, composed entirely by our subsidiary Petrolera Pampa.

•         The gross margin of our oil and gas segment increased in the Q2 15 by 81.5% compared to the same period of 2014, mainly explained by higher gas sales from our association with YPF in the Rincón del Mangrullo Block (+173.4%) and the effect of the nominal exchange rate variation in our sales price, partially offset by a higher wells’ amortization costs, higher gas production and transportation costs and royalties.

•         Other operating income registered a AR$76.6 million profit mainly due to an increase in the additional compensation received through the Natural Gas Excess Injection Encouragement Program Resolution No. 1/2013.

•         Net financial results loss increased during the Q2 15 by AR$30.6 million compared to the same period of 2014, mainly due to higher losses from interests in financial liabilities, partially offset by a higher gain in holdings of financial instruments.

•         The adjusted EBITDA of our oil and gas segment rose by AR$110.7 million in the Q2 15 compared to the same period of 2014 mainly due to higher sales volume and the effect of the exchange rate variation in our sales price. Moreover, the adjusted EBITDA does not consider the compensation agreement for certain executives.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	14

4.5 |  Analysis of Holding and Others Segment

	1st Semester			2nd Quarter
Holding and Others Segment, Consolidated (AR$ million)	2015	2014	∆ %	2015	2014	∆ %
Sales revenue	29.3	30.3	-3.3%	16.8	14.0	+19.8%
Cost of sales	(1.4)	(1.5)	-9.6%	(1.1)	(1.3)	-20.7%
Gross profit	27.9	28.8	-3.0%	15.7	12.7	+24.1%
Selling expenses	(0.0)	(0.0)	-63.4%	0.0	(0.0)	NA
Administrative expenses	(48.7)	(39.3)	+24.0%	(22.3)	(20.6)	+8.5%
Other operating income	0.1	0.3	-49.5%	0.1	0.2	-5.4%
Other operating expenses	(1.8)	(0.6)	+198.8%	(1.4)	(0.3)	NA
Results for participation in associates	7.5	(2.0)	NA	5.6	5.5	+1.6%
Operating income	(15.0)	(12.8)	+17.1%	(2.2)	(2.5)	-13.2%
Finance income	11.0	4.7	+131.8%	6.0	2.2	+175.7%
Finance costs	(15.0)	(7.0)	+115.6%	(4.6)	(4.8)	-3.9%
Other financial results	427.1	443.5	-3.7%	(155.6)	132.4	NA
Profit before tax	408.1	428.5	-4.8%	(156.4)	127.3	NA
Income tax and minimum expected profit tax	(15.1)	(10.5)	+44.2%	(7.9)	(5.1)	+55.6%
Net income for the period	393.0	418.1	-6.0%	(164.2)	122.2	NA
Attributable to:
Owners of the Company	393.0	418.1	-6.0%	(164.2)	122.2	NA
Non-controlling interests	-	-	NA	-	-	NA

Adjusted EBITDA	(21.8)	(10.4)	+110.1%	(7.5)	(7.8)	-4.5%

•         As of the Q2 15, in compliance with the IFRS standards, our subsidiary Petrolera Pampa ceased to belong to this segment, reporting to the oil and gas segment.

•         During the second quarter of 2015, the gross margin from our holding and others segment rose by 24.1% compared to the Q2 14, mainly due to higher income from fees charged to our subsidiaries, partially offset by higher labor costs.

•         Net financial results decreased by AR$284.0 million in the Q2 15 compared to the same period of 2014, registering a AR$154.2 million loss, mainly due to losses from holdings in CIESA (AR$190.7 million), partially offset by higher gains from net exchange rate differences.

•         The adjusted EBITDA for our holding and others segment does not include the earnings from participation in associates, related to our direct participation in PEPCA S.A., holding 10% of Compañía de Inversiones de Energía S.A. (‘CIESA’), the controlling shareholder of TGS.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	15

4.6 |  Six-Month Period Analysis by Subsidiary (AR$ Million)

	1st Semester 2015				1st Semester 2014
Subsidiary	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[4]	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[4]
Generation Segment
Diamante	56.0%	(5.3)	(30.1)	2.5	56.0%	(5.6)	(36.9)	8.2
Los Nihuiles	47.0%	(4.5)	(22.9)	30.8	47.0%	(0.7)	(21.9)	12.6
CPB	100.0%	68.7	185.7	34.9	100.0%	67.2	59.2	115.4
CTG	90.4%	96.7	171.9	47.0	90.4%	56.2	144.3	6.7
CTLL[1]	100.0%	397.7	1,571.1	139.1	100.0%	330.2	1,324.8	(13.3)
Other companies, adjustments & deletions[3]		21.4	(486.4)	3.7		1.8	(99.2)	(15.7)
Total Generation		574.6	1,389.4	258.1		449.2	1,370.2	113.9

Transmission Segment
Transener	26.3%	350.7	747.7	117.5	26.3%	373.3	874.8	(4.0)
Consolidation adjustment 50%[3]		(175.4)	(373.9)	(58.8)		(186.7)	(437.4)	2.0
Adjustments & deletions[3]		(2.3)	(23.2)	(30.2)		(1.7)	(21.4)	(0.8)
Total Transmission		173.0	350.7	28.6		185.0	416.0	(2.8)

Distribution Segment
Edenor[1]	51.5%	678.7	494.8	724.7	51.5%	(680.4)	1,224.5	(722.8)
EASA[1]	100.0%	8.0	1,135.9	(115.4)	100.0%	(1.7)	917.3	(220.2)
Adjustments & deletions[3]		(11.1)	(1,072.1)	(354.5)		(10.5)	(843.0)	327.6
Total Distribution		675.6	558.5	254.8		(692.6)	1,298.8	(615.5)

Oil & Gas Segment
Petrolera Pampa	49.7%	291.9	905.0	57.4	50.0%	95.9	98.8	11.8
Adjustments & deletions[3]		-	-	(28.9)		-	-	(5.9)
Total Holding & Others		291.9	905.0	28.5		95.9	98.8	5.9

Holding & Others Segment
Pampa Energía (Stand-Alone)	100.0%	(18.2)	635.4	(97.1)	100.0%	101.5	521.6	(102.8)
Other companies & deletions[3]		(3.6)	(506.9)	490.1		(111.9)	(596.6)	520.9
Total Holding & Others		(21.8)	128.5	393.0		(10.4)	(75.0)	418.1

Deletions		-	(350.7)	-		-	(416.0)	-
Total Consolidated Amounts to the Owners of the Company		1,693.3	2,981.4	963.0		27.1	2,692.8	(80.4)

Total Adjusted by Ownership		1,137.4	2,302.7	963.0		224.4	2,067.0	(80.4)

  [5]

1 Non - consolidated amounts. 2 Net debt includes holding companies 3 The deletions in net debt correspond to inter-companies and debt repurchases, and in Transener’s case the deletion of 50% of its debt as it is consolidated proportionally. The deletions in net income mainly correspond to non-controlling interests. 4 CTLL, Edenor and EASA do not include results from its subsidiaries.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	16

4.7 |  Quarterly Analysis by Subsidiary (AR$ Million)

	2nd Quarter 2015				2nd Quarter 2014
Subsidiary	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[4]	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[4]
Generation Segment
Diamante	56.0%	(1.9)	(30.1)	2.5	56.0%	(4.5)	(36.9)	0.9
Los Nihuiles	47.0%	(1.4)	(22.9)	15.7	47.0%	(4.8)	(21.9)	4.0
CPB	100.0%	34.5	185.7	15.2	100.0%	69.2	59.2	85.9
CTG	90.4%	34.8	171.9	15.2	90.4%	32.8	144.3	8.5
CTLL[1]	100.0%	225.9	1,571.1	69.3	100.0%	190.8	1,324.8	106.6
Other companies, adjustments & deletions[3]		9.8	(486.4)	3.8		1.0	(99.2)	6.9
Total Generation		301.8	1,389.4	121.6		284.5	1,370.2	212.8

Transmission Segment
Transener	26.3%	182.3	747.7	99.3	26.3%	187.7	874.8	88.8
Consolidation adjustment 50%[3]	0.0%	(91.1)	(373.9)	(49.7)		(93.8)	(437.4)	(44.4)
Adjustments & deletions[3]		(1.1)	(23.2)	(24.6)		(0.7)	(21.4)	(21.8)
Total Transmission		90.1	350.7	25.1		93.1	416.0	22.6

Distribution Segment
Edenor[1]	51.5%	313.0	494.8	254.9	51.5%	(479.4)	1,224.5	15.8
EASA[1]	100.0%	4.1	1,135.9	(58.5)	100.0%	(2.3)	917.3	(42.0)
Adjustments & deletions[3]		(5.7)	(1,072.1)	(125.2)		(5.2)	(843.0)	(12.6)
Total Distribution		311.4	558.5	71.1		(486.9)	1,298.8	(38.9)

Oil & Gas Segment
Petrolera Pampa	49.7%	164.4	905.0	15.2	50.0%	53.7	98.8	(18.1)
Adjustments & deletions[3]		-	-	(7.7)		0.0	-	9.1
Total Holding & Others		164.4	905.0	7.5		53.7	98.8	(9.1)

Holding & Others Segment
Pampa Energía (Stand-Alone)	100.0%	(5.8)	635.4	(46.1)	100.0%	686.9	521.6	(34.7)
Other companies & deletions[3]		(1.7)	(506.9)	(118.1)		(694.7)	(596.6)	157.0
Total Holding & Others		(7.5)	128.5	(164.2)		(7.8)	(75.0)	122.2

Deletions		-	(350.7)	-		-	(416.0)	-
Total Consolidated Amounts to the Owners of the Company		860.2	2,981.4	61.1		(63.4)	2,692.8	309.7

Total Adjusted by Ownership		584.6	2,302.7	61.1		102.1	2,067.0	309.7

1 Non - consolidated amounts. 2 Net debt includes holding companies 3 The deletions in net debt correspond to inter-companies and debt repurchases, and in Transener’s case the deletion of 50% of its debt as it is consolidated proportionally. The deletions in net income mainly correspond to non-controlling interests. 4 CTLL, Edenor and EASA do not include results from its subsidiaries.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	17

5.     Information about the Conference Call

There will be a conference call to discuss Pampa and Edenor’s second quarter 2015 results on Thursday August 13, 2015 at 10:00 a.m. New York Time / 11:00 a.m. Buenos Aires Time.

The hosts will be Mr. Leandro Montero, CFO of Edenor and Mr. Mariano Batistella, Special Projects, Planning Manager and Investor Relations Officer of Pampa. For those interested in participating, please dial 0800-444-2930 in Argentina, +1 (877) 317-6776 in the United States or +1 (412) 317-6776 from any other country. Participants of the conference call should use the identification password Pampa Energía / Edenor and dial in five minutes before the scheduled time. There will also be a live audio webcast of the conference at www.pampaenergia.com/ir.

You may find additional information on the Company at: www.pampaenergia.com/ir www.cnv.gob.ar

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	18

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 11, 2015

Pampa Energía S.A.

By:	/s/ Ricardo Torres
Name: Ricardo Torres Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.